September 10, 2012
VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Mr. Jim Rosenberg
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission

Re: SXC Health Solutions Corp
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 24, 2012
File No. 000-52073

On August 8, 2012, Catamaran Corporation (the “Company”) submitted a letter in response to the comments from the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (“SEC”) contained in a comment letter dated July 26, 2012 (the “Comment Letter”) with respect to the Form 10-K of the Company for its fiscal year ended December 31, 2011 (the “Form 10-K”). On August 28, 2012, the Company received follow-up comments from the Staff via telephone conversation. The Staff requested the following during the telephone conversation:

•	Disclose whether or not the Medfusion matter discussed in the Company's Commitments and Contingencies footnote could have a material impact to the consolidated financial statements.

•
For the aggregated items discussed in the third paragraph of the Company's Commitments and Contingencies footnote disclose either 1) a range of estimated potential outcomes for the matters; 2) the Company could not estimate a range of outcomes for the matters; or 3) the Company does not expect the outcomes of these matters to be material to the consolidated financial statements.

The Company is submitting this updated letter in response to the Staff's comments received telephonically on August 28, 2012. As requested, we have revised our previously submitted Exhibit B- Commitments and Contingencies disclosures, marking changes from our initial submission, and have included the updated disclosures in black-lined text in the revised Exhibit B enclosed herewith.

The Company does not believe that any of the Staff's comments received during the telephone conversation on August 28, 2012 raise a material issue with respect to disclosures contained in the Company's Form 10-K. Additionally, the Company believes that each of the Staff's comments can be appropriately addressed, in the manner indicated, in its future filings with the SEC. Accordingly, the Company respectfully requests that it be allowed to make the changes described in future filings with the SEC, rather than by amending its Form 10-K.

As requested in the Comment Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of its disclosures in the Form 10-K filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions regarding the matters covered by this letter, or desire additional information, please contact Jeff Park at (630) 577-3206 or via email at Parkjg@Catamaranrx.com. Should the Staff disagree with the Company's conclusions regarding any of the comments described in this letter, we respectfully request the opportunity to confer with the Staff prior to the Staff making its final determination.

Regards,

/s/ Jeffrey Park
Jeffrey Park
Executive Vice President and Chief Financial Officer
Catamaran Corporation

U.S. Securities and Exchange Commission                             Catamaran Corporation
September 10, 2012

Exhibit B

11. Commitments and Contingencies

On or about April 20, 2012, an alleged Catalyst stockholder, filed a complaint (the "Litigation") in the Court of Chancery of the State of Delaware against Catalyst, Catalyst's directors, the Company and certain wholly-owned subsidiaries (collectively “the defendants”). The complaint purports to be brought on behalf of a class of Catalyst stockholders and alleges that the Catalyst directors violated their fiduciary duties in connection with their negotiation of and agreement to the merger agreement and the Merger by, among other things, agreeing to allegedly inadequate consideration and preclusive terms. The Company was alleged to have aided and abetted the Catalyst directors' alleged breaches of fiduciary duties. The complaint sought a preliminary and permanent injunction against the Merger and, in the alternative, damages. On June 25, 2012, the defendants entered into a memorandum of understanding with respect to a settlement with the remaining parties to the action in the Court of Chancery in the State of Delaware. Pursuant to the memorandum of understanding, the parties to the Litigation expect to execute a stipulation of settlement, which will be subject to approval by the Delaware Court of Chancery following notice to the Catalyst stockholders. There can be no assurance that the settlement will be finalized or that the Delaware Court of Chancery will approve the settlement. The settlement terms will provide that the Litigation will be dismissed with prejudice against all defendants. Without agreeing that any of the claims in the Litigation have merit, the defendants agreed, pursuant to the terms of the memorandum of understanding, to make additional disclosures which supplement the information provided in the joint proxy statement/prospectus of the Company and Catalyst dated June 1, 2012, forming a part thereof filed with the SEC on June 1, 2012. The settlement did not affect the amount of the merger consideration paid to the stockholders of Catalyst in the Merger. The Company has not recorded any contingent liability in the consolidated financial statements relating to this matter and cannot estimate a range of possible loss.

On December 28, 2010, the Company completed its acquisition of MedfusionRx LLC ("MedfusionRx"), a leading independent specialty pharmacy services provider. In the first quarter of 2012, three former employees were convicted of violations of the federal anti-kickback statute that occurred prior to the closing of the acquisition and in the second quarter of 2012 one of the convictions was overturned. While the Company believes that it is entitled to indemnification with respect to any costs or expenses arising from or relating to this matter pursuant to the terms of the MedfusionRx Purchase Agreement, we can give no assurances that such indemnification will be recoverable or will be sufficient to cover all potential civil or criminal penalties and claims arising therefrom or relating thereto. As of June 30, 2012, the Company had not recorded any contingent liability or estimated a range of possible loss in the consolidated financial statements relating to this matter as the Company currently believes the likelihood of a judgment being rendered against the Company in this matter is remote. The Company does not expect the outcome of this matter to have a material impact to the consolidated financial statements.

In addition, from time to time in connection with its operations, the Company is named as a defendant in actions for damages and costs allegedly sustained by third party plaintiffs. The Company has considered these proceedings and disputes in determining the necessity of any accruals for losses that are probable and reasonably estimable. In addition, various aspects of the Company's business may subject it to litigation and liability for damages arising from errors in processing the pricing of prescription drug claims, failure to meet performance measures within certain contracts relating to its services performed, its ability to obtain certain levels of discounts or rebates on prescription purchases from retail pharmacies and drug manufacturers or other actions or omissions. The Company's recorded accruals are based on estimates developed with consideration given to the potential merits of claims or quantification of any performance obligations. The Company takes into account its history of claims, the limitations of any insurance coverage, advice from outside counsel, and management's strategy with regard to the settlement or defense of such claims and obligations. While the ultimate outcome of those claims, lawsuits or performance obligations cannot be predicted with certainty, the Company believes, based on its understanding of the facts of these claims and performance obligations, that adequate provisions have been recorded in the accounts where required, and does not expect these matters to have a material impact to the consolidated financial statements.